UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
to

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CENTILLIUM COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $ 0.001 par value
(Title of Class of Securities)

152319109
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Dorothy An, Esq.
Vice President and General Counsel
Centillium Communications, Inc.
215 Fourier Avenue
Fremont, California 94539
(510) 771-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Arthur F. Schneiderman
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,256,630	$919.42

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,852,121 shares of common stock of Centillium Communications, Inc. having an aggregate value of $7,256,630 as of November 8, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates: ☐

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2004 (“Schedule TO”), relating to an offer by Centillium Communications, Inc., a Delaware corporation (“Centillium” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,852,121 shares of the Company’s common stock, whether vested or unvested, that have exercise prices of $4.00 per share or higher (the “Eligible Options”) and that are held by eligible employees.

     This Amendment No. 2 is the final amendment to the Schedule TO and is being made to report the results of the Exchange Offer. The Schedule TO is hereby amended and supplemented as follows:

     The offer expired at 9:00 p.m., Pacific Time, on December 28, 2004. The Company has accepted for cancellation options to purchase 3,691,906 shares of the Company’s common stock, which were cancelled as of December 29, 2004.

     This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CENTILLIUM COMMUNICATIONS, INC.
/s/ J. Scott Kamsler
J. Scott Kamsler
Vice President and Chief Financial Officer

     Date: January 3, 2005